SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated April 21, 2005

BENETTON STRENGTHENS ITS POSITION IN TURKEY: A joint venture agreement with Boyner Group for the management and development of the Benetton brands commercial activities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

April 21, 2005

A joint venture agreement with Boyner Group for the management and development of the Benetton brands commercial activities

BENETTON STRENGTHENS ITS POSITION IN TURKEY

Benetton Giyim Sanayi evaluated at 28 million euro

Istanbul, April 21st, 2005 - Benetton Group and Boyner Group have signed an agreement for a joint venture for the management and development of the Benetton brands commercial activities in Turkey and in the region.

Benetton Group, which has been present in Turkey since 1985 through a license agreement with the Boyner Group, has invested about 14 million euro for 50% of the Bofis company, a wholly owned subsidiary of Boyner, which manages all commercial activities of the United Colors of Benetton, Sisley, Playlife and Killer Loop brands in the Turkish area.

The company, which will take the name of Benetton Giyim Sanayi, forecasts turnover in 2005 of around 40 million euro. The development plan envisages a 50% increase in turnover in the next 5 years. In Turkey, there are currently around 100 Benetton stores in 50 cities.

The agreement signed in Turkey, at a time of a favourable economic climate and negotiations to join the European Union, represents an investment that is part of Benetton Group's growth strategy and which, at the same time, consents the evaluation of eventual manufacturing opportunities in the area.

"This agreement represents an important step in Benetton Group's strategy to strengthen our presence in international markets. At the beginning of the year we acquired the total ownership of Benetton's activities in India, today we are signing this joint venture in Turkey to consolidate the presence of Benetton in the Eurasian markets, markets with a strong potential for commercial development", declared Silvano Cassano, CEO of Benetton Group, "the significant expertise of our Turkish partners, with whom we have had a profitable relationship for 20 years, is the best guarantee of success for this initiative" he added.

Cem Boyner, CEO of Boyner Holding, declared, "We have a 20 year long partnership with Benetton Group which started with a license agreement in 1985. Since then the Benetton Turkey operation has been a source of pride and joy and has always had an increasing trend and brand value. Benetton has spread throughout Turkey like no other brand, and with the accession process to the European Union, the Turkish market will grow. Before this agreement we were sides but now we are partners in every sense. All of Turkey and the whole world is our market and we are very proud that we will act as a source and sales network for Benetton Group" he added.

Benetton Group will fully consolidate the turnover from Benetton Giyim Sanayi with effect from July 2005. It will, therefore, have a half-year impact in 2005 and will impact the whole year from 2006.

The agreement is subject to the nulla osta of the Turkish Competition Board, who has been notified of the operation.

With a 200-year family history of experience in the textile sector, Boyner Group continues to operate in a number of fields ranging from ready-made garments to tourism. Boyner became a holding in 1991 and is now a leader of Turkish industry with its services in the retail market. Boyner Holding has specialized particularly in the fashion and textile sector. The brands of the holding are Altınyıldız, Network, Fabrika, Beymen, United Colors of Benetton, Sisley, Divarese, T-Box, Boyner Department Stores and Back-up. All brands of the Boyner Group are leaders in their sectors.

For further information:

Media Investor Relations

0039 0422519036 0039 0422519412

www.benettongroup.com/press www.benettongroup.com/investors